Exhibit 4(h)

[POLICY NUMBER: XXXXXXXXXX]

POLICY SPECIFICATIONS

[1 YEAR INDEXED ACCOUNT 11]

(1 Year High Par Volatility Control Indexed Account)

[This is [Indexed Account classification] under the [Name of Rider].]

Indexed Account Factors

Segment Term:	[1 Year]
Minimum Segment Guaranteed Interest Rate:	[0.00]%
Cumulative Minimum Segment Guaranteed Interest Rate:	[0.00]%
Guaranteed Minimum Participation Rate:	[25]% for the Segment Term
Guaranteed Minimum Segment Adjustment Factor:	[1.00] for the Segment Term

Overview – This describes the Indexed Account Factors and method used in calculating Segment Indexed Interest for each Segment of this Indexed Account. The Indexed Account Factors used in determining the credited rate from the index are not guaranteed and can be changed by us for future segments based on future anticipated experience, subject to the guarantees in the policy, and any such changes can affect the return. Also, see Indexed Fixed Options.

Index – The Index is the BlackRock iBLD® Endura® Index. While this Index tracks the impact of dividends which affect the Segment Indexed Interest, you cannot purchase, directly participate in or receive any dividend payments from the Index through the Policy. If the BlackRock iBLD® Endura® Index is discontinued, or if we are unable to use it for any reason, we will substitute a successor index of our choosing subject to approval by the Interstate Insurance Product Regulation Commission (IIPRC). In such case, we will notify you and any assignee of record of the change at their last known address (also referred to as the Address on Record).

Segment Indexed Interest – At Segment Maturity, Segment Indexed Interest will be credited to the Segment and is equal to the Segment Indexed Interest Rate multiplied by the average of all Segment Monthly Balances over the entire Segment Term. That amount will then be multiplied by the Segment Adjustment Factor to determine the final Segment Indexed Interest credited at Segment Maturity.

Segment Monthly Balance – The Segment Monthly Balance is, as of the end of any Segment Month, the amount initially transferred to the Segment on the Segment Date minus all Segment Deductions, excluding any interest that may have been credited to the Segment.

Segment Indexed Interest Rate – The Segment Indexed Interest Rate reflects any growth in the Index multiplied by the Participation Rate that exceeds the Cumulative Segment Guaranteed Interest Rate. The Segment Indexed Interest Rate is equal to (a × b) - c, such result being not less than zero, where:

a = Index Growth Rate;

b = Participation Rate;

c = Cumulative Segment Guaranteed Interest Rate.

Index Growth Rate – In calculating the Segment Indexed Interest, the Index Growth Rate for that Segment Term is first calculated, as (e ÷ d) – 1, where:

d = the Closing Value of the Index as of the day before the beginning of the Segment Term; and

e = the Closing Value of the Index as of the day before the end of the Segment Term.

Participation Rate – This is the percentage of the Index Growth Rate that is used in calculating the Segment Indexed Interest Rate. The Guaranteed Minimum Participation Rate is shown above. We may declare a higher Participation Rate. Your Participation Rate for each Segment will be shown in your Annual Report or other written notice.

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[POLICY NUMBER: XXXXXXXXXX]

POLICY SPECIFICATIONS

Cumulative Segment Guaranteed Interest Rate – The Cumulative Segment Guaranteed Interest Rate is the Minimum Segment Guaranteed Interest Rate compounded annually for the number of years of the Segment Term. The Cumulative Minimum Segment Guaranteed Interest Rate is shown above. We may declare a higher Cumulative Segment Guaranteed Interest Rate. Any higher rate will apply uniformly to all members of the same Class.

Segment Guaranteed Interest Rate – The Segment Guaranteed Interest Rate is the Cumulative Segment Guaranteed Interest Rate converted to an annual rate. The Segment Guaranteed Interest Rate is then used to calculate the amount of Segment Guaranteed Interest that is credited to each Segment. The Minimum Segment Guaranteed Interest Rate is shown above. We may declare a higher Segment Guaranteed Interest Rate. Any higher rate will apply uniformly to all members of the same Class.

Segment Adjustment Factor – This is one factor used in determining the final Segment Indexed Interest that is credited at Segment Maturity. The Guaranteed Minimum Segment Adjustment Factor is shown above. We may use a higher Segment Adjustment Factor to determine the final Segment Indexed Interest credited at Segment Maturity. [Certain policy charges may be used in determining the Segment Adjustment Factor.] The Segment Adjustment Factor that is in effect when the Segment is created is guaranteed for the duration of that Segment.

Product – Refers to the product provided by this policy.

[BlackRock, Inc., and its affiliates (“BlackRock®") is not the issuer or producer of any life insurance product associated with Pacific Life Insurance Company, and BlackRock has no responsibilities, obligations, or duties to investors in such products. The BlackRock iBLD® Endura® VC 5.5 ER Index (hereinafter, the “BlackRock Endura® Index”) is a product of BlackRock Index Services, LLC, and has been licensed for use by Pacific Life Insurance Company. BLACKROCK, BlackRock Endura® Index, and the corresponding logos are registered and unregistered trademarks of BlackRock. While Pacific Life Insurance Company may for itself execute transactions with BlackRock in or relating to the BlackRock Endura® Index in connection with its life insurance products, investors acquire all such life insurance products from Pacific Life Insurance Company and neither acquire any interest in the BlackRock Endura® Index nor enter into any relationship of any kind with BlackRock upon investing in such products. Pacific Life Insurance Company life insurance products are not sponsored, endorsed, sold, or promoted by BlackRock. BlackRock makes no representation or warranty, express or implied, to the owners of any Pacific Life Insurance Company life insurance product or any member of the public regarding the advisability of investing in such products, nor does it have any liability for any errors, omissions, or interruptions of the BlackRock Endura® Index. BlackRock shall not be liable in any way to the issuer, investors, or any other party in respect of the use or accuracy of the BlackRock Endura® Index or any data included therein.]

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